Kenexa Commences Cash Tender Offer
to Acquire Common Stock of Salary.com For $4.07 Per Share

WAYNE, Pa. – September 2, 2010 – Kenexa Corporation (Nasdaq: KNXA) announced that a wholly-owned subsidiary of Kenexa has commenced a tender offer to acquire all of the outstanding shares of common stock of Salary.com, Inc. (Nasdaq: SLRY) for $4.07 per share in cash (the “Offer”), without interest and less any required withholding tax.

The Offer is being made pursuant to the terms of the definitive merger agreement entered into between Kenexa, Spirit Merger Sub, Inc., a wholly-owned subsidiary of Kenexa, and Salary.com on August 31, 2010 (the “Agreement”) and is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on September 30, 2010, unless extended.

The Salary.com board of directors, among other things, has unanimously (1) determined and declared that the Agreement, the Offer and the merger are advisable and in the best interests of Salary.com and its stockholders, (2) approved the Agreement and, subject to the terms and conditions set forth therein, the consummation of the Offer, the merger and the other transactions contemplated by the Agreement, and (3) recommended that the stockholders accept the Offer, tender their shares into the Offer, and, if required by applicable law, adopt and approve the Agreement and approve the merger.

There is no financing condition to the Offer. The Offer is subject to the satisfaction of certain conditions set forth in the Agreement, including there being validly tendered in accordance with the terms of the Offer, immediately prior to the expiration date of the Offer and not withdrawn, a number of shares of common stock that represents a majority of the total number of outstanding shares of Salary.com common stock on a fully-diluted basis (assuming conversion or exercise of all derivative securities or other conditions of such derivative securities), regulatory approvals and other customary conditions set forth in the Agreement. Following completion of the Offer, Kenexa expects to consummate a second-step merger in which all remaining Salary.com stockholders will receive the same cash price per share paid in the Offer.

Special Note

This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities. The tender offer is being made only pursuant to the offer to purchase, letter of transmittal and other related materials to be filed by Kenexa and its subsidiary with the Securities and Exchange Commission (“SEC”) today. In addition, a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Offer is expected to be filed today with the SEC by Salary.com.  Copies of the offer to purchase, letter of transmittal and other related materials, including the Solicitation/Recommendation Statement, are available free of charge from Georgeson Inc., the Information Agent for the Offer, at (866) 647-8861 (toll-free) or (212) 440-9800 (collect). The Depositary for the Offer is Computershare Trust Company, N.A. In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.

About Kenexa

Kenexa® provides business solutions for human resources. We help global organizations multiply business success by identifying the best individuals for every job and fostering optimal work environments for every organization. For more than 20 years, Kenexa has studied human behavior and team dynamics in the workplace, and has developed the software solutions, business processes and expert consulting that help organizations impact positive business outcomes through HR. Kenexa is the only company that offers a comprehensive suite of unified products and services that support the entire employee lifecycle from pre-hire to exit. Additional information about Kenexa and its global products and services can be accessed at www.kenexa.com.

# # #

Note to editors: Kenexa is a registered trademark of Kenexa.  Other company names, product names and company logos mentioned herein are the trademarks or registered trademarks of their respective owners.

Contact

MEDIA CONTACT:
Jennifer Meyer Kenexa (612) 332-6383 jennifer.meyer@kenexa.com	Jeanne Achille The Devon Group (732) 224-1000, ext. 11 jeanne@devonpr.com

INVESTOR CONTACT:
Kori Doherty
ICR
(617) 956-6730
kdoherty@icrinc.com